Exhibit 99.5

Blue Hat Interactive Entertainment Technology Announces $7.59 Million

Registered Direct Offering

Xiamen, China – February 1, 2021 – Blue Hat Interactive Entertainment Technology (NASDAQ: BHAT), a leading producer, developer and operator of augmented reality interactive entertainment games, toys and educational materials in China, today announced that it has entered into a securities purchase agreement with two institutional investors, providing for the purchase and sale of 7,160,000 of its ordinary shares at a price of $1.06 per share in a registered direct offering, resulting in total gross proceeds of $7,589,600, before deducting the placement agent’s fees and other estimated offering expenses. The Company also agreed to issue to the investors unregistered warrants to purchase up to 3,580,000 ordinary shares in a concurrent private placement. The warrants have an exercise price of $1.33 per share, will be exercisable immediately and will expire three years following the date of issuance.

FT Global Capital, Inc. is acting as the sole placement agent in this offering.

The registered direct offering and private placement are expected to close on or about February 3, 2021, subject to customary closing conditions. Immediately following the closing of the offering, and after giving effect to the issuance of the 7,160,000 ordinary shares in the registered direct offering, there will be 46,973,660 ordinary shares outstanding.

A shelf registration statement on Form F-3 (File No. 333-249056) relating to the ordinary shares to be issued in the registered direct offering was previously filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2020 and declared effective by the SEC on October 6, 2020. Such shares are being offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

The unregistered warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ordinary shares underlying the warrants, have not been registered under the Act or applicable state securities laws. Accordingly, the warrants and underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Investor Relations:

The Equity Group Inc. In China

Adam Prior, Senior Vice President Lucy Ma, Associate

(212) 836-9606 +86 10 5661 7012

aprior@equityny.com lma@equityny.com

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